Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REVENUES1 REACH €1.4B IN THE FIRST NINE MONTHS OF 2024. ZEGNA BRAND CONTINUED TO GROW DRIVEN BY DTC.

•9M 2024 revenues grew 2% Year-on-Year (YoY), +3% at constant currency and -4% organic2.
•Q3 2024 revenues were €397 million, -8% YoY, -6% constant currency and -7% organic:
•ZEGNA brand recorded a positive performance of +1% YoY and +3% organic.

•Positive DTC performance (+1% YoY and organic) was mainly driven by ZEGNA DTC supported by double-digit growth in the Americas and EMEA.
•The Americas, EMEA, and Japan outperformed the other regions.
October 22, 2024 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced unaudited revenues of €1,357.4 million for the first nine months of 2024, +1.7% YoY from €1,334.2 million in the first nine months of 2023 (-4.0% organic). In the third quarter of 2024 revenues reached €397.3 million, -7.8% YoY and -6.7% organic.

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Ermenegildo Zegna Group, said: “The first nine months of 2024 saw our revenues grow 2% from the same period last year. Although third quarter revenues showed a slowdown for the Group, I am reassured by the continued positive performance of the ZEGNA brand, boosted by the DTC channel, and also by the quality of talent we have brought into Thom Browne and TOM FORD FASHION as we work to strengthen those teams.

Looking ahead to the fourth quarter of 2024 and into 2025, we continue to foresee an uncertain environment, particularly in the Greater China Region. However, I believe that our Group is fully prepared to face the future with stronger brands, a clearer vision and strengthened management team.”

1 Throughout this press release, revenues for the first nine months and for the third quarter of 2024 are unaudited.
2 Revenues on organic growth basis (organic or organic growth) and on a constant currency basis (constant currency), are non-IFRS financial measures.Constant currency growth is calculated excluding foreign exchange. Organic growth is calculated excluding (a) foreign exchange, (b) acquisitions & disposals, (c) changes in license agreements where the Group operates as a licensee. See the non-IFRS financial measures section starting on page 8 of this press release for the definition and reconciliation of non-IFRS financial measures

Revenues Analysis for the Nine and Three Months Ended September 30, 2024

REVENUES BY SEGMENT (Unaudited)

	For the nine months ended September 30,		9M 2024 vs 9M 2023		For the three months ended September 30,		Q3 2024 vs Q3 2023
(€ thousands, except percentages)	2024	2023 (1)	%	Organic	2024	2023 (1)	%	Organic
Zegna	944,413	936,755	0.8%	2.0%	283,875	292,445	(2.9%)	(1.3%)
Thom Browne	220,401	281,602	(21.7%)	(26.9%)	53,466	73,643	(27.4%)	(26.8%)
Tom Ford Fashion	213,928	138,580	54.4%	(3.8%)	65,435	74,553	(12.2%)	(11.1%)
Eliminations	(21,326)	(22,748)	n.m.(2)	n.m.	(5,482)	(9,511)	n.m.	n.m.
Total revenues	1,357,416	1,334,189	1.7%	(4.0%)	397,294	431,130	(7.8%)	(6.7%)
________________________________________
(1)Revenues from Pelletteria Tizeta, a manufacturing company of the Group, which were allocated to the Zegna segment in 9M 2023, are now presented within the Tom Ford Fashion segment in 9M 2024. As a result, the related revenues in 9M 2023 have been reclassified from the Zegna segment to the Tom Ford Fashion segment to conform to the current period presentation.
(2)Throughout this section “n.m.” means not meaningful.

REVENUES BY BRAND AND PRODUCT LINE (Unaudited)

	For the nine months ended September 30,		9M 2024 vs 9M 2023		For the three months ended September 30,		Q3 2024 vs Q3 2023
(€ thousands, except percentages)	2024	2023	%	Organic	2024	2023	%	Organic
ZEGNA brand	810,610	783,648	3.4%	4.8%	244,543	242,329	0.9%	2.5%
Thom Browne	220,067	280,127	(21.4%)	(26.7%)	53,346	73,176	(27.1%)	(26.5%)
TOM FORD FASHION	213,924	138,567	54.4%	(3.8%)	65,431	74,552	(12.2%)	(11.1%)
Textile	101,543	108,555	(6.5%)	(5.4%)	29,707	35,483	(16.3%)	(15.3%)
Other (1)	11,272	23,292	(51.6%)	(29.9%)	4,267	5,590	(23.7%)	(24.4%)
Total revenues	1,357,416	1,334,189	1.7%	(4.0%)	397,294	431,130	(7.8%)	(6.7%)
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

Zegna segment

In 9M 2024, revenues for the Zegna segment, which includes the ZEGNA brand, textile and other (mainly revenues relating to third party brands), amounted to €944.4 million compared to €936.8 million in 9M 2023, +0.8% YoY (+2.0% organic). Revenues in Q3 were €283.9 million, -2.9% YoY (-1.3% organic) with the negative performance of the textile division offsetting the growth from the ZEGNA brand.

In 9M 2024, revenues for the ZEGNA brand were €810.6 million compared to €783.6 million in 9M 2023, +3.4% YoY (+4.8% organic3). In the third quarter the brand reported +0.9% YoY growth (+2.5% organic) driven by solid double-digit growth in EMEA, the Americas and Japan. The performance in the Greater China Region (GCR) sequentially deteriorated during the quarter as a reflection of a lower consumer confidence.

In 9M 2024, revenues for Textile were €101.5 million compared to €108.6 million in 9M 2023 (-6.5% YoY and -5.4% organic), with Q3 at -16.3% YoY and -15.3% organic due to declining orders from third parties. Other revenues, which mainly include revenues for third-party brands, were €11.3 million in 9M 2024 compared to €23.3 million in 9M 2023
3 Excludes foreign exchange impact and revenues in Korea, both DTC and wholesale for each period, since the Group purchased the Korean business on January 1, 2024.

(-51.6% YoY and -29.9% organic), also impacted by the termination of the Tom Ford International distribution license for Tom Ford products4, following the acquisition of Tom Ford International LLC on April 28, 2023.
Thom Browne segment

In 9M 2024, revenues for the Thom Browne segment amounted to €220.4 million, compared to €281.6 million in 9M 2023 (-21.7% YoY and -26.9% organic5). In the third quarter the segment reported €53.5 million -27.4% YoY (-26.8% organic), substantially in line with the first six months, and reflecting the decision to streamline the wholesale business. Thom Browne continued to show solid growth in the DTC channel in Japan and Korea, which was more than offset by the negative performance in other geographies, mainly the GCR.

Thom Browne brand revenues, substantially aligned to the segment, were at €220.1 million in 9M 2024, compared to €280.1 million in 9M 2023 (-21.4% YoY and -26.7% organic).6

Tom Ford Fashion segment

Since the consolidation of Tom Ford International LLC and its subsidiaries occurred on April 29, 2023, this section comments the organic performance only, which compares the revenues of the five months in which Tom Ford International LLC was consolidated in 2023 and 2024. See the table above (“Revenues by segment”) for information on the reported revenue performance for the Tom Ford Fashion segment.

In 9M 2024, revenues for the Tom Ford Fashion segment amounted to €213.9 million, -3.8% organic. In the third quarter the brand reached revenues of €65.4 million, with the DTC at +2.5% organic driven by good performance in the U.S. and EMEA DTC channel, while the wholesale channel reported -29.6% organic, largely due to a different timing in deliveries.

Eliminations include revenues from products that the Textile and Other lines sell to the Group’s brands.

4 The licensing agreement for the production and worldwide distribution of luxury men’s ready-to-wear and made-to-measure clothing, footwear, and accessories under the TOM FORD brand expired with the deliveries of the Fall/Winter 2022 collection, and a supply agreement to act as the exclusive supplier for certain TOM FORD menswear products commenced starting with the Spring/Summer 2023 collection and ended upon the acquisition of TFI.
5 Excludes foreign exchange impact and revenues in Korea before June 30, for both DTC and wholesale for each period, since the Group purchased the Korean business on July 1, 2023.
6 The difference between Thom Browne segment and Thom Browne brand refers to Thom Browne stores in MEA managed by Zegna Gulf Trading LLC on behalf of Thom Browne and allocated to Other in the revenues by brand and product line.

REVENUES BY DISTRIBUTION CHANNEL (Unaudited)

	For the nine months ended September 30,		9M 2024 vs 9M 2023		For the three months ended September 30,		Q3 2024 vs Q3 2023
(€ thousands, except percentages)	2024	2023	%	Organic	2024	2023	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	690,243	661,143	4.4%	4.8%	203,682	195,433	4.2%	4.1%
Thom Browne	127,211	126,272	0.7%	(12.9%)	37,235	43,348	(14.1%)	(13.2%)
TOM FORD FASHION	136,191	77,792	75.1%	2.0%	43,129	43,041	0.2%	2.5%
Total Direct to Consumer (DTC)	953,645	865,207	10.2%	2.0%	284,046	281,822	0.8%	1.2%
As a percentage of branded products (1)	77%	72%			78%	72%
Wholesale branded
ZEGNA brand	120,367	122,505	(1.7%)	4.7%	40,861	46,896	(12.9%)	(4.5%)
Thom Browne	92,856	153,855	(39.6%)	(38.0%)	16,111	29,828	(46.0%)	(45.9%)
TOM FORD FASHION	77,733	60,775	27.9%	(11.1%)	22,302	31,511	(29.2%)	(29.6%)
Total Wholesale branded	290,956	337,135	(13.7%)	(17.9%)	79,274	108,235	(26.8%)	(23.9%)
As a percentage of branded products	23%	28%			22%	28%
Textile	101,543	108,555	(6.5%)	(5.4%)	29,707	35,483	(16.3%)	(15.3%)
Other (2)	11,272	23,292	(51.6%)	(29.9%)	4,267	5,590	(23.7%)	(24.4%)
Total revenues	1,357,416	1,334,189	1.7%	(4.0%)	397,294	431,130	(7.8%)	(6.7%)
________________________________________
(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

DTC Revenues Analysis

In 9M 2024, Group DTC revenues were €953.6 million compared to €865.2 million in 9M 2023 (+10.2% YoY and +2.0% organic). ZEGNA DTC revenues led the growth with +4.4% YoY and +4.8% organic. In Q3 2024 ZEGNA DTC grew +4.2% YoY and +4.1% organic, driven by double-digit growth in EMEA (with a sequential acceleration of growth in particular in the Middle East), the Americas and Japan. At the end of September, ZEGNA counted 285 Directly Operated Stores (DOS), with six net openings in Q3 2024, including New York Meatpacking, Honolulu and some conversions from wholesale into retail in Canada and of one store in Riyadh.
In 9M 2024 Thom Browne DTC revenues were +0.7% YoY and -12.9% organic. In Q3 2024 revenues reported -14.1% YoY and -13.2% organic, reflecting the challenging environment, especially in the GCR notwithstanding the positive performance in Japan and Korea. At the end of September, Thom Browne counted 106 DOS, including four net openings in APAC in Q3.
TOM FORD FASHION DTC revenues reached €136.2 million in 9M 2024, +2.0% organic. Q3 2024 revenues registered +2.5% organic driven by a sequential acceleration of growth in the U.S. and the good performance of EMEA counterbalanced by a continued softer performance in APAC. At the end of September, TOM FORD FASHION counted 62 DOS, including six net openings in Q3, among which were Beijing China World and Saks Fifth Avenue women.
Wholesale Branded Revenues Analysis

In 9M 2024, wholesale branded revenues were €291.0 million compared to €337.1 million in 9M 2023 (-13.7% YoY and -17.9% organic).

ZEGNA wholesale revenues were €120.4 million in 9M 2024 compared to €122.5 million in 9M 2023 (-1.7% YoY and +4.7% organic). The negative performance in Q3 2024 at -12.9% YoY (-4.5% organic) was driven by a different timing in deliveries and the conversion of certain wholesale shops into DOS.

Thom Browne wholesale revenues decreased to €92.9 million in 9M 2024 compared to €153.9 million in 9M 2023 (-39.6% YoY and -38.0% organic). Q3 2024 performance was -46.0% YoY (-45.9% organic) reflecting the streamlining of the wholesale channel decided at the beginning of the year, as well as some wholesale conversions into DOS.

TOM FORD FASHION wholesale revenues were €77.7 million in 9M 2024 compared to €60.8 million in 9M 2023 (-11.1% organic). In Q3 2024 TFF reported a negative performance of -29.6% organic largely due to a different timing in deliveries.

REVENUES BY GEOGRAPHIC AREA (Unaudited)

	For the nine months ended September 30,		9M 2024 vs 9M 2023		For the three months ended September 30,		Q3 2024 vs Q3 2023
(€ thousands, except percentages)	2024	2023	%	Organic	2024	2023	%	Organic
EMEA (1)	485,586	474,947	2.2%	(1.6%)	148,995	152,267	(2.1%)	(1.6%)
Americas (2)	358,187	309,539	15.7%	2.9%	112,141	119,427	(6.1%)	(2.9%)
Greater China Region	353,084	419,180	(15.8%)	(14.6%)	86,760	112,345	(22.8%)	(22.3%)
Rest of APAC (3)	158,803	128,192	23.9%	6.2%	48,813	46,002	6.1%	7.4%
Other (4)	1,756	2,331	(24.7%)	(30.9%)	585	1,089	(46.3%)	(46.2%)
Total revenues	1,357,416	1,334,189	1.7%	(4.0%)	397,294	431,130	(7.8%)	(6.7%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

In 9M 2024, EMEA recorded revenues of €485.6 million (+2.2% YoY and -1.6% organic), representing 36% of Group’s revenues. In Q3 2024 EMEA recorded a -2.1% YoY (-1.6% organic) reflecting a solid double-digit growth of the ZEGNA brand, offset by the negative results at Thom Browne.

In 9M 2024 revenues in the Americas amounted to €358.2 million (+15.7% YoY and +2.9% organic), representing 26% of the Group’s revenues. In Q3 2024 the region reported -6.1% YoY (-2.9% organic) with double-digit growth in ZEGNA DTC, offset by a negative performance in the wholesale channel for all the three brands.

In 9M 2024 the GCR recorded revenues of €353.1 million (-15.8% YoY and -14.6% organic), representing 26% of the Group’s revenues. In Q3 2024 GCR revenues were -22.8% YoY (-22.3% organic), due to a progressively deteriorating consumer confidence level in the region.

In 9M 2024 revenues in the rest of APAC reached €158.8 million (+23.9% YoY and +6.2% organic). Q3 2024 revenues rose by 6.1% YoY (+7.4% organic) driven by the ongoing solid double-digit performance in the Japanese market for ZEGNA and Thom Browne.

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Group Monobrand (1) Store Network at September 30, 2024

	At September 30, 2024				At December 31, 2023				At September 30, 2023
Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA (2)	76	9	10	95	71	9	4	84	69	9	4	82
Americas	75	20	13	108	59	7	12	78	62	7	12	81
Greater China Region	78	38	12	128	79	33	10	122	77	34	10	121
Rest of APAC	56	39	27	122	44	37	25	106	43	34	25	102
Total Direct to Consumer (DTC)	285	106	62	453	253	86	51	390	251	84	51	386
EMEA (2)	44	7	15	66	55	7	14	76	58	7	13	78
Americas	59	3	47	109	63	3	50	116	63	3	50	116
Greater China Region	13	10	—	23	13	10	—	23	13	10	—	23
Rest of APAC	4	4	5	13	20	5	6	31	20	5	7	32
Total Wholesale	120	24	67	211	151	25	70	246	154	25	70	249
Total	405	130	129	664	404	111	121	636	405	109	121	635
________________________________________
(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Does not include any stores in Russia at September 30, 2024, December 31, 2023 or at September 30, 2023. Although some stores may still be operating at September 30, 2024, they have not been supplied by the Group since February 2022 and have therefore been excluded from the Group’s store count.

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SIGNIFICANT EVENTS IN THE THIRD QUARTER OF 2024

TOM FORD FASHION – Appointment of Creative Director

On September 4, 2024, TOM FORD announced the appointment of Haider Ackermann as Creative Director, effective immediately. In his new role, Ackermann will assume the creative leadership across all TOM FORD fashion categories, including menswear, womenswear, accessories, and eyewear, and guide the creative vision for the overall brand.

VILLA ZEGNA New York

On September 5, 2024, ZEGNA brought the new “VILLA ZEGNA” experience to New York. “VILLA ZEGNA” reflects ZEGNA’s new approach to interacting with its customers, offering them immersive experiences that foster emotional connections to the brand. VILLA ZEGNA is a global concept that travels to different markets. VILLA ZEGNA New York - the second chapter of this journey - focused on Ermenegildo Zegna’s trip to America in 1938 when, along with his son, he boarded a transatlantic liner to New York City to meet the Italian tailors, starting the American branch of the ZEGNA family and community.

UPCOMING EVENTS

Next financial releases

•January 27, 2025: FY 2024 Preliminary Revenues
•March 27, 2025: FY 2024 Financial Results
•April 24, 2025: Q1 2025 Revenues
•July 30, 2025: H1 2025 Preliminary Revenues
•September 5, 2025: H1 2025 Financial Results
•October 23, 2025: Q3 2025 Revenues

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Contacts

Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director
Clementina Tito, Head of Corporate Communication

ir@zegna.com / corporatepress@zegna.com

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Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; the COVID-19 pandemic or similar public health crises; international business, regulatory, social and political risks; the conflict in Ukraine and sanctions imposed onto Russia; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability; developments in Greater China and other growth and emerging markets; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; disruption in our information technology, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; the level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; failures to comply with applicable laws and regulations; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.
Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events and developments may cause that view to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

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Non-IFRS financial measures

The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: revenues on a constant currency basis (constant currency) and revenues on an organic growth basis (organic or organic growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
Revenues on a constant currency basis (constant currency)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (constant currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.
We calculate constant currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
We use revenues on a constant currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.
Revenues on a constant currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
Revenues on an organic growth basis (organic growth or organic)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (organic growth or organic). Organic growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.
In calculating organic growth, the following adjustments are made to revenues:
(a)    Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(b)    Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
(c)    Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.

We believe the presentation of organic growth is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.
Revenues on an organic growth basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
The tables below show a reconciliation of reported revenue growth to constant currency, excluding the effects of foreign exchange, and to organic growth, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geography for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023 (9M 2024 vs 9M 2023) and for the three months ended September 30, 2024 compared to the three months ended September 30, 2023 (Q3 2024 vs Q3 2023).
Segment

	9M 2024 vs 9M 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	0.8%	(1.8%)	2.6%	0.6%	—%	2.0%
Thom Browne	(21.7%)	(0.9%)	(20.8%)	6.1%	—%	(26.9%)
Tom Ford Fashion	54.4%	(1.2%)	55.6%	59.4%	—%	(3.8%)
Total	1.7%	(1.7%)	3.4%	7.9%	(0.5%)	(4.0%)

	Q3 2024 vs Q3 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	(2.9%)	(1.8%)	(1.1%)	0.4%	(0.2%)	(1.3%)
Thom Browne	(27.4%)	(0.6%)	(26.8%)	—%	—%	(26.8%)
Tom Ford Fashion	(12.2%)	(1.1%)	(11.1%)	—%	—%	(11.1%)
Total	(7.8%)	(1.4%)	(6.4%)	0.3%	—%	(6.7%)

Brand and product line

	9M 2024 vs 9M 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	3.4%	(2.1%)	5.5%	0.7%	—%	4.8%
Thom Browne	(21.4%)	(0.9%)	(20.5%)	6.2%	—%	(26.7%)
TOM FORD FASHION	54.4%	(1.2%)	55.6%	59.4%	—%	(3.8%)
Textile	(6.5%)	(1.0%)	(5.5%)	(0.1%)	—%	(5.4%)
Other	(51.6%)	(0.2%)	(51.4%)	(0.2%)	(21.3%)	(29.9%)
Total	1.7%	(1.7%)	3.4%	7.9%	(0.5%)	(4.0%)

	Q3 2024 vs Q3 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	0.9%	(2.1%)	3.0%	0.5%	—%	2.5%
Thom Browne	(27.1%)	(0.6%)	(26.5%)	—%	—%	(26.5%)
TOM FORD FASHION	(12.2%)	(1.1%)	(11.1%)	—%	—%	(11.1%)
Textile	(16.3%)	(1.0%)	(15.3%)	—%	—%	(15.3%)
Other	(23.7%)	(0.1%)	(23.6%)	—%	0.8%	(24.4%)
Total	(7.8%)	(1.4%)	(6.4%)	0.3%	—%	(6.7%)

Distribution channel

	9M 2024 vs 9M 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	4.4%	(2.1%)	6.5%	1.7%	—%	4.8%
Thom Browne	0.7%	(2.8%)	3.5%	16.4%	—%	(12.9%)
TOM FORD FASHION	75.1%	(2.4%)	77.5%	75.5%	—%	2.0%
Total Direct to Consumer (DTC)	10.2%	(2.3%)	12.5%	10.5%	—%	2.0%
Wholesale branded
ZEGNA brand	(1.7%)	(1.9%)	0.2%	(4.5%)	—%	4.7%
Thom Browne	(39.6%)	—%	(39.6%)	(1.6%)	—%	(38.0%)
TOM FORD FASHION	27.9%	—%	27.9%	39.0%	—%	(11.1%)
Total Wholesale branded	(13.7%)	(0.6%)	(13.1%)	4.8%	—%	(17.9%)
Textile	(6.5%)	(1.0%)	(5.5%)	(0.1%)	—%	(5.4%)
Other	(51.6%)	(0.2%)	(51.4%)	(0.2%)	(21.3%)	(29.9%)
Total	1.7%	(1.7%)	3.4%	7.9%	(0.5%)	(4.0%)

	Q3 2024 vs Q3 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	4.2%	(1.6%)	5.8%	1.7%	—%	4.1%
Thom Browne	(14.1%)	(0.9%)	(13.2%)	—%	—%	(13.2%)
TOM FORD FASHION	0.2%	(2.3%)	2.5%	—%	—%	2.5%
Total Direct to Consumer (DTC)	0.8%	(1.6%)	2.4%	1.2%	—%	1.2%
Wholesale branded
ZEGNA brand	(12.9%)	(3.9%)	(9.0%)	(4.5%)	—%	(4.5%)
Thom Browne	(46.0%)	(0.1%)	(45.9%)	—%	—%	(45.9%)
TOM FORD FASHION	(29.2%)	0.4%	(29.6%)	—%	—%	(29.6%)
Total Wholesale branded	(26.8%)	(1.4%)	(25.4%)	(1.5%)	—%	(23.9%)
Textile	(16.3%)	(1.0%)	(15.3%)	—%	—%	(15.3%)
Other	(23.7%)	(0.1%)	(23.6%)	—%	0.8%	(24.4%)
Total	(7.8%)	(1.4%)	(6.4%)	0.3%	—%	(6.7%)

Geographic area

	9M 2024 vs 9M 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	2.2%	(0.2%)	2.4%	4.6%	(0.6%)	(1.6%)
Americas (2)	15.7%	(1.3%)	17.0%	15.1%	(1.0%)	2.9%
Greater China Region	(15.8%)	(2.2%)	(13.6%)	1.0%	—%	(14.6%)
Rest of APAC (3)	23.9%	(6.2%)	30.1%	24.5%	(0.6%)	6.2%
Other (4)	(24.7%)	(0.1%)	(24.6%)	6.3%	—%	(30.9%)
Total	1.7%	(1.7%)	3.4%	7.9%	(0.5%)	(4.0%)
______________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)APAC includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

	Q3 2024 vs Q3 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	(2.1%)	(0.5%)	(1.6%)	—%	—%	(1.6%)
Americas (2)	(6.1%)	(3.2%)	(2.9%)	—%	—%	(2.9%)
Greater China Region	(22.8%)	(0.5%)	(22.3%)	—%	—%	(22.3%)
Rest of APAC (3)	6.1%	(3.5%)	9.6%	2.2%	—%	7.4%
Other (4)	(46.3%)	(0.1%)	(46.2%)	—%	—%	(46.2%)
Total	(7.8%)	(1.4%)	(6.4%)	0.3%	—%	(6.7%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)APAC includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.